February 7, 2004


Andrew H. Meyers
Chief Financial Officer
Langer, Inc.
450 Commack Road
Dear Park, NY 11729-4510

Re:	Langer, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
	File No. 333-120718

Dear Mr. Meyers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Summary - Page 1
1. Please add a "Recent Developments" paragraph to discuss briefly your financial results for the three months ended December 31, 2004.
Also discuss the recent financial statement adjustments made in connection with the Silipos acquisition and that the pro forma financial statements in the original Form S-1 should not be relied upon, as disclosed in the Form 8-K filed January 28, 2005.




Risk Factors - Page 8

We may face difficulties integrating the operations of Silipos -
Page
10
2. We note your response to prior comment 6 and reissue the last sentence of that comment. To date, please tell us whether you have experienced any such material integration delays or unexpected costs that have resulted in or are expected to result in a materially adverse impact to your business and operations.

Use of Proceeds - Page 23
3. We have read and reviewed your response to comment 25 and the marked changes on pages 23 and 27. We believe it is unclear how approximately $3 million of the proceeds (noting $16 million will be used to pay off debt, $2.5 million used on the exercise of the put option and approximately $13.4 million to be used for working capital) reconciles to the change in capitalization. Please revise the filing to clearly state how the proceeds are expected to be used.

Unaudited Pro Forma Condensed Consolidated Financial Statements -
Page 30
4. We see you indicate herein that these unaudited pro forma condensed consolidated financial statements do not give effect to your possible acquisition of Poly-Gel and do not include any potential cost savings or synergies that you may achieve in the event you acquire Poly-Gel whether pursuant to the Put Option or otherwise.
If the exercise of the Put Option is probable, the pro forma financial statements should also disclose the pro forma financial statement impact thereof. If not probable, please so disclose.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations -
Page 36

Results of Operations - Page 40
5. We have read and reviewed your response to comment 31. We note that you revised the document to include the cost of sales and gross profit variances by segment, but did not discuss the significant causes (by segment) of the variances. Please revise the document to provide this information.
6. We have read and reviewed your response to comment 32. We note that there continue to be many general explanations which we believe should be quantified and further discussed. For example, quantify the reason for changes in net sales due to "price increase initiatives" and "loss in volume" (see page 41). Also, quantify the impact on cost of sales of the "cost containment measures" discussed on page 42. Note these examples are not all-inclusive. Revise the filing to address our concerns.


Business - Page 56

Acquisition History - Page 56
7. We note your response to prior comment 42 and your statement that
Sheldon Langer has not been an affiliate during the past three years.
Supplementally advise whether he has any relationship to Langer Partners, your largest shareholder. If so, disclose the material terms of the consulting agreement. Also explain the reason for entering into the consulting agreement and Mr. Langer`s relationship to Benefoot.

Patents and Trademarks - Page 62
8. We note your response to prior comment 45 and the additional disclosure on page 62. Please disclose the duration of your AEI and
Zook licenses.

Executive Compensation - Page 63
9. Update the disclosure to provide all compensation information for
2004.

Principal Stockholders - Page 67
10. We reissue prior comment 48 with respect to Atlas Capital.
11. In footnote 2, disclose the number of shares held by Langer
Partners, LLC.

Notes to December 31, 2003 Consolidated Financial Statements of
Langer, Inc.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition - Page F-8
12. We have read and reviewed your response to comment 56. Please confirm to us supplementally that you are not continuing Silipos` practice of offering sales incentives to vendors.

(i) Goodwill and Identifiable Intangible Assets with Indefinite
Lives
- Page F-9
13. Refer to our prior comment 58. We see pages 39 and F-41 still refer to appraisers. As previously noted, if you elect to make a reference to appraisers in your financial statements (or elsewhere in the filing) you will be required to identify the appraisal firm under
"Experts" and include their consent in the registration statement. Alternatively, you could revise the filing to omit this reference.


Note 14. Related Party Transactions - Page F-30
14. Please revise this Note and Note 8 to the September 30, 2004 financial statements as necessary to conform to information disclosed on pages 80 to 82 for the applicable periods.

Notes to September 30, 2004 Consolidated Financial Statements of
Langer, Inc.

Note 2. Acquisitions - Page F-37
15. We have read and reviewed your response to comment 62. Please address the following concerns supplementally:

* We note that you have recorded the Put Option at fair value and subsequently marked it to market through earnings. Please specifically tell us how the guidance in EITF 00-6, which addresses freestanding financial instruments indexed to, and potentially settled in, the stock of a consolidated subsidiary, applies to the Put Option, which if exercised, would be settled in cash. Provide us supplementally with an analysis of how SFAS 150 impacts the accounting for the instrument.

* While we see that the option is exercisable at any time from and after August 20, 2004 and prior to February 16, 2005, it is not clear why your March 31, 2004 and earlier financial statements are not impacted by the Put Option. That is, why is it a footnote disclosure only matter on and prior to March 31, 2004?

* We see that you have restated Silipos` September 30, 2004 financial statements to record the fair value of the Put Option as of September
30, 2004 (the difference between the estimated purchase price of Poly-Gel pursuant to the terms of the supply agreement and your valuation of Poly-Gel). Why, then, have you not accounted for the Put Option on your books as part of the acquisition of Silipos, whereby you would have assumed this obligation as part of the deal rather than considering it part of the purchase price?

* Confirm that you have not yet recorded an expense (or income) for the fair value (or changes therein) of the Put Option in your financial statements.

* If Poly-Gel were to exercise the Put Option, please tell us how you would account for the purchase of Poly-Gel.

* We see you indicate your valuation of the Option "was based upon the difference between the estimated purchase price under the Put Option ($2,355,000) and the valuation of Poly-Gel which was estimated at zero. The valuation of Poly-Gel was based upon various factors including that the supply agreement was expiring, the Company was no longer purchasing under the supply agreement and Silipos was Poly-Gel`s only customer, the development by Silipos` of the capability to make the gel it had previously purchased from Poly-Gel, and the Company`s belief based on its due diligence investigation of Poly-Gel, that the net assets of Poly-Gel were not significant. The Company, therefore, concluded that Poly-Gel had no future cash flow stream." As such, revise the filing to disclose why the Silipos acquisition made financial and business sense given it included your assumption of the Put Option. Also, why did Silipos agree to this Put Option provision in the supply agreement? In other words, what was its business purpose?

Revise the filing as necessary based on our comment.

16. Refer to our prior comment 63. We see you indicate in your response to comment 62 "Because the obligation under the Silipos purchase agreement to pay Silipos could range from $0 to $4,500,000, the Company can not determine the outcome of an amount within the range beyond a reasonable doubt and, therefore, has determined to not record a liability for such obligation but to disclose such contingent consideration in the notes to the unaudited condensed consolidated financial statements for the nine months ended September
30, 2004." Please revise the related disclosures on page F-41, 49 and 50 to include this fact.
Note 5.  Segment Information - Page F-46
17. Refer to prior comment 67. We see your revised disclosures indicate "On a consolidated basis, assets of $42,274,979 were allocated to orthopedics and $6,546,831 was allocated to skin care."
Please revise the disclosures to make sure that the sum of each segment`s assets equal the total of consolidated assets per your balance sheet.

Silipos, Inc. Financial Statements for the Year Ended March 31,
2004

Consolidated Statements of Operations - Page F-51
18. Refer to our prior comment 68. As previously requested, please revise to include the loss per share information required by paragraphs 6, 38 and 40 of Statement 128. Note that when Silipos financial statements were included in this registration statement they became subject to the reporting requirements of a public company.
December 31, 2001 Benefoot, Inc. and Affiliate Financial
Statements -
Page F-79
19. Refer to our prior comment 59. Please also revise the filing to include March 31, 2002 and 2001 interim income statements of Benefoot. Note these interim financial statements will be required herein even if the filing is updated with your audited December 31,
2004 financial statements.
20. Please revise your document to include the signature of the independent auditor on their report.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Thomas Dyer at (202) 824-5564 or Daniel Gordon at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.


Sincerely,



							Peggy A. Fisher
      Assistant Director

cc (via fax):	Robert L. Lawrence, Esq., Kane Kessler P.C.
212.245.3009
??

??

??

??

Andrew H. Meyers
Langer, Inc.
Page 1